news release

Zi Corporation's eZiText® Selected by Panda Mobile
Communications, Leading Chinese Mobile Handset Company

CommunicAsia Exposition in Singapore a Success for Zi

BEIJING AND CALGARY, AB, Canada, July 26, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), which unveiled its latest innovations for its user-friendly eZiText® predictive text technology to the Asian wireless industry at CommunicAsia Exposition in Singapore last month, has won a major new deal in China. Today, it announced that the company has licensed its eZiText product to handset manufacturer Nanjing Panda Mobile Communications Equipment Co., Ltd. (PMC).

PMC is the ninth largest handset company in China and a wholly-owned subsidiary of Nanjing Panda Electronics Company Limited (HKSE: 0553.HK). PMC has both design and manufacturing capabilities and is considered one of the fastest growing companies in the Chinese handset market due in part to the wide reach of its parent.

In addition, Zi, a market leader in China, found CommunicAsia an outstanding success, with visitors coming to its see its technology innovations from all across Asia and beyond.

PMC has licensed eZiText in English, simplified Chinese and traditional Chinese in its GSM (Global System for Mobile Communication) and GPRS (General Packet Radio Service) handsets for use in strategically important greater Chinese market including China, Hong Kong and Taiwan.

China continues to be one of the fastest growing mobile phone markets in the world. According to China's Ministry of Information Industry, one in four Chinese are expected to have a wireless phone by the end of 2004 and, as of April, China's total number of mobile phone subscribers had grown to 295.8 million subscribers, an increase of 27.1 million since January. The total number of subscribers is expected to reach 320 million by late 2004.

PMC is expected to introduce its new GSM and GPRS handset designs embedded with eZiText in the second half of this year, said Yongqing Hua, Vice General Manager of PMC.

"We consider predictive text a core requirement for our handset designs and Zi, with its extensive Chinese language expertise, is the innovative leader in the field," Hua said. "As we continue to ramp-up our in-house design capabilities, we look forward to working closely with Zi as a key component of our products."

Zi's Beijing-based regional sales director for Asia, Kam Ching, said the agreement with PMC again demonstrates the value of Zi's products for China's leading handset manufacturers.

"PMC is a very important customer for us because of their standing in the key Chinese market," Ching said. "PMC's selection of our products is an important endorsement of Zi's expertise in the Chinese language and validates our claims that our features, including learning and personalization, are in very high demand among mobile phone consumers."

This news comes less than a month after Zi won the "Best Productivity Application" for the Symbian OS (Operating System) in the 2004 Handango Champion Awards for its eZiTap™ Front End Processor (FEP) predictive text technology. The Awards honor the best in mobile software and are designed to recognize exceptional mobile applications developed by outstanding companies. The award judges, representing a selection of publications with focuses on reviewing devices and applications in the PDA, smart phone and wireless spaces, selected eZiTap from a list of award finalists that were chosen from thousands of applications which are sold through Handango's website and their affiliate sites.

About Panda Mobile Communications
Panda Mobile Communications (PMC) is a wholly owned company of Nanjing Panda Electronics Company Limited. PMC was founded in 2002 for handset design, production and sales of GMS and GPRS mobile phones. In addition to handsets, PMC's parent, Nanjing Panda Electronics Company Limited, makes satellite and short wave equipment, data switches and routers, TVs, consumer electronics and appliances, computers and testing equipment. Panda Electronics Group is a publicly traded company since 1996 and is listed on the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange. For more information visit www.pmc.net.cn or www.chinapanda.com.cn.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
 For Zi Corporation:
Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (media)
len@allencaron.com
(949) 474-4300